Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-153425

Sempra Energy

Final Term Sheet

March 17, 2011

2.000% Notes due 2014

Floating Rate Notes due 2014

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings*:	Baa1 (stable) by Moody’s Investors Service BBB+ (stable) by Standard & Poor’s Ratings Services A- (negative) by Fitch Ratings

Trade Date:	March 17, 2011

Settlement Date:	March 22, 2011

2.000% Notes due 2014

Security:	2.000% Notes due 2014

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2011

Coupon:	2.000%

Maturity:	March 15, 2014

Yield to Maturity:	2.043%

Spread to Benchmark Treasury:	+100 basis points

Benchmark Treasury:	1.250% due March 15, 2014

Benchmark Treasury Yield:	1.043%

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate + 15 basis points

Price to Public:	99.876%, plus accrued interest, if any

CUSIP:	816851 AQ2

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Floating Rate Notes due 2014 (the “floating rate notes”)

Aggregate Principal Amount Offered:	$300,000,000

Coupon:	Three-month LIBOR + 0.76%

Maturity:	March 15, 2014

Optional Redemption Provision:	Not redeemable

Price to Public:	100%, plus accrued interest, if any

CUSIP:	816851 AR0

Interest Payment Dates:	Interest on the floating rate notes will accrue from March 22, 2011 and will be payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2011, and at maturity.

Interest Rate:	The interest rate on the floating rate notes for the period from and including their original issue date to but excluding the interest payment date falling in June 2011 will be equal to the 3 Month LIBOR Rate, determined as of the second London banking day immediately preceding the original issue date of the floating rate notes, plus 0.76% per year. Interest on the floating rate notes will be reset on each interest payment date (each of these dates is called an “interest reset date”), beginning with the interest reset date falling in June 2011, and will be equal to the 3 Month LIBOR Rate, determined as of the second London banking day immediately preceding the applicable interest reset date, plus 0.76% per year.

All Notes Offered Hereby

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC SG Americas Securities, LLC UBS Securities LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.